UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of SEPTEMBER, 2004.

                        Commission File Number: 0-30464


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date:   SEPTEMBER 28, 2004                 /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         IMA Exploration Inc. (the "Issuer")
         #709 - 837 West Hastings Street
         Vancouver, BC
         V6C 3N6
         Phone:  (604) 687-1828

2.       DATE OF MATERIAL CHANGE

         September 28, 2004

3.       PRESS RELEASE

         The press release was released on September 28, 2004 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Ontario and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Joseph Grosso
         Phone: (604) 687-1828

9.       DATE OF REPORT

         September 28, 2004.

                                                 /s/ Joseph Grosso
                                                 -------------------------------
                                                 Joseph Grosso, President & CEO

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

NEWS RELEASE                                                  SEPTEMBER 28, 2004


                       IMA'S DRILLING INTERSECTS 39 METERS
              GRADING 485 G/T (14.2 OZ/T) SILVER AT CONNECTOR ZONE

IMA EXPLORATION INC. (IMR - TSX.V, IMXPF - OTC-BB) is pleased to announce drill results for drill holes 97 to 108 from the Connector Zone and Navidad Hill targets on the Company's 100% owned Navidad silver-lead project in Patagonia, Argentina. The Connector Zone lies between Navidad Hill and the Galena Hill deposit, where an Indicated Resource of 207 million ounces of silver and 1.1 million tonnes lead was identified after Phase I drilling. The Phase II drill program continues to produce excellent results that add to the overall size potential of the project. Once all of the Phase II results are received, a resource calculation will be conducted on Navidad Hill and the Connector Zone.

Below are highlights from the recent drill results. For drill hole locations, please see the attached map and table or visit the Company's web site at www.imaexploration.com.

Connector Zone

    334 G/T SILVER OVER 46.7 METRES (M) in hole 107
    485 G/T SILVER OVER 39.0M (INCLUDING 16.4M OF 1,028 G/T SILVER) in hole 108

Navidad Hill

    390 G/T SILVER OVER 41.7M (INCLUDING 9.1M OF 718 G/T SILVER) in hole 100 1,489 G/T SILVER OVER 13.2M in hole 104

In addition to the excellent results at the Connector Zone, more bonanza-grade intercepts have been returned from Navidad Hill where holes NV04-97 through 104 were drilled, predominantly on the southwest flank of the hill. Drill hole 104 intersected 13.2m of 1,489 g/t silver and hole 100 returned 41.7m of 390 g/t silver including 9.1m of 718 g/t silver. These drill holes, together with holes 99 and 102, confirm that the bonanza grade silver intersected in hole 90 (35.8m of 2,850 g/t silver, see September 15, 2004 news release) is part of a stratigraphically controlled zone of shallowly west dipping mineralization.

New holes NV04-105 to 108 were drilled at the Connector Zone and suggest that both structurally and stratigraphically controlled high-grade silver mineralization occurs in this area. In the northwestern part of the Connector Zone (holes 40, 68, 105, 106, and 107), the control on mineralization appears to be stratigraphic with the mineralization occurring in the same stratigraphic position as at the Galena Hill deposit and on the flank of Navidad Hill (hole
90). Highlights from this mineralization style include 46.7m of 334 g/t silver from hole 107 and 13.3m of 545 g/t silver from hole 105.

In the southeastern Connector Zone (holes 32, 86, 87 and 108), the controls on mineralization and the stratigraphic correlations are less clear. Hole 108 was drilled towards the east to cross a northerly trending structural zone partially exposed on surface (most holes in this area have been drilled towards the northeast to cross the dominant structural trend) and intersected an impressive 485 g/t silver over 39.0m. Mineralization in hole 108 is of a somewhat different style than that seen on surface and in adjacent holes; it comprises breccia with sulfide infilling was not seen in adjacent holes 32 and 87.

Additional drilling will be required to test the extent of these new high-grade intersections at the Connector Zone which remains open towards the northeast.

News Release                                                  September 28, 2004
IMA Exploration Inc.                                                      Page 2



The Company has included a rigorous quality assurance and quality control program at the Navidad project including blank, duplicate, and standard samples inserted randomly into the sample sequence. A complete description of this procedure and updated maps showing the locations of all drilling completed to date on the project are available on the Company's website at www.imaexploration.com. Dr. Paul Lhotka, P.Geo. is the Qualified Person for the Navidad project and has overseen all aspects of the current program.

IMA Exploration Inc. has over 10 years experience in Argentina and is focused on the exploration and development of its 100% owned Navidad silver discovery and its property portfolio in the region.

                  Table 1: Navidad Project - New Drill Hole Results.


    DDH          LOCATION         FROM        TO      INTERCEPT  G/T SILVER   % COPPER    % LEAD
                                (METRES)   (METRES)    (METRES)     (LWA)      (LWA)       (LWA)

NV04-97        Navidad Hill       7.50       39.24      31.74        105        0.01       2.43
   including                     25.50       39.24      13.74        148        0.03       5.28

NV04-98        Navidad Hill      40.93       67.70      26.77        185        0.20       2.30

NV04-99        Navidad Hill      44.60       74.58      29.98        188        0.14       1.80
   including                     44.60       61.70      17.10        280        0.16       3.05

NV04-100       Navidad Hill      23.45       65.19      41.74        390        0.22       2.61
   including                     40.60       49.70       9.10        718        0.32       5.97

NV04-101       Navidad Hill                          no significant results

NV04-102       Navidad Hill      47.78       63.59      15.81        116        0.09       1.78
   including                     56.00       63.59       7.59        191        0.17       0.87

NV04-103       Navidad Hill      11.02       16.80       5.78        63         0.05       0.21

NV04-104       Navidad Hill      38.45       51.60      13.15      1,489        0.09       0.80

NV04-105      Connector Zone     33.43       46.70      13.27        545        0.14       1.78

NV04-106      Connector Zone     45.80       70.70      24.90        147        0.04       0.69
   including                     65.56       67.70       2.14      1,196        0.33       1.63

NV04-107      Connector Zone     52.90       99.56      46.66        334        0.31       0.94
   including                     71.60       97.10      25.50        548        0.55       0.91

NV04-108      Connector Zone     31.50       70.50      39.00        485        0.10       0.26
   including                     54.07       70.50      16.43      1,028        0.19       0.54


Notes:
1.   All length weighted averages (LWA) are "uncut".
2. True thicknesses have yet to be interpreted for these holes. True thickness in the case of sub-vertical structures and -45(Degree) drill holes are likely to be approximately 70% of the intercept length; true thickness in the case of shallowly dipping stratigraphically-controlled mineralization is likely to be between 70 and 100% of the intercept length.

ON BEHALF OF THE BOARD

/s/ Joseph Grosso
----------------------------------
Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email, or visit the Company's web site at http://www.imaexploration.com. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such
statements.                                                       2004 NUMBER 26


                                [OBJECT OMITTED]

                    Please refer to Company website to view
                     omitted graphic: www.imaexploration.com